Exhibit 99.1

News release

Biofrontera reports Q1 2020 financial results

Leverkusen, May 19, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported its financial results for the first quarter ended March 31, 2020 and provided an update on recent developments.

Key financial figures and business performance in Q1 2020

EUR thousands	3M 2020	3M 2019	Change

Total revenue	6,473	6,808	(5)%
Research and development costs	(1,311)	(1,088)	21%
General administrative costs	(2,232)	(1,974)	13%
Sales costs	(8,698)	(5,554)	57%
Loss before tax	(5,498)	(2,637)	109%
Loss after tax	(6,082)	(2,980)	105%

For the period from January 1 to March 31, 2020, consolidated sales of 6.5 million euros reflect a decrease of 5% compared to the same period last year. This was due to the COVID-19 pandemic, which had a significant negative impact on business development. We experienced the most significant impact of the COVID-19 pandemic in the USA. While we were able to achieve product sales of 4.2 million euros in our largest market in the first quarter, this represents a decline in sales of 19% compared to 5.2 million euros in the same period last year. In early 2020, sales were slightly lower than expected due to stockpiling of Ameluz® by doctors at the end of 2019 prior to the price increase effective as of January 1, 2020. Between mid-February and mid-March 2020, we were then able to generate sales revenues in line with our original budget. However, due to the coronavirus crisis in the second half of March, revenue dropped close to zero.

Sales in Germany kicked off the new year strongly, clearly exceeding our expectations. Despite falling sales figures in March, product sales in the first quarter of 2020 rose by 22% to EUR 1.3 million, compared to EUR 1.1 million in the first quarter of 2019. Sales generated in the rest of Europe amounted to approximately EUR 0.8 million, compared to EUR 0.6 million in the same period last year. This increase was due to higher shipments to license partners, but in particular to the sales revenues generated in Spain. Revenue growth was exceptionally strong prior to the strict lockdown restrictions introduced in Spain due to the COVID-19 pandemic, which makes us confident that revenue will recover quickly once the restrictions are lifted.

Biofrontera AG
Hemmelrather Weg 201 | 51377 Leverkusen	Seite 1
Telefon: +49 214 87632-0 | Telefax: +49 214 87632-90
info@biofrontera.com | www.biofrontera.com

Aufsichtsrat: Dr. Ulrich Granzer (Vorsitzender) | Jürgen Baumann (stellv. Vorsitzender)
Vorstand: Prof. Dr. rer. nat. Hermann Lübbert (Vorstandsvorsitzender)
Thomas Schaffer (Finanzvorstand)
Handelsregister Köln, HRB 49717 (AG)
Umsatzsteuer-Ident.-Nr.: DE 812374102

News release

Operating costs, particularly sales and marketing expenses, have increased sharply compared to the first quarter 2019. The increase is primarily due to the periodic amortization of the Xepi™ license in the amount of EUR 0.5 million as well as the extraordinary impairment in the amount of EUR 2.0 million resulting from the revaluation of the Xepi™ license in light of the current market situation.

“The first three months of this year brought mixed results for us. With an initially encouraging sales performance, positive regulatory and clinical developments and the successful reorganization of the global sales structure, we started very confidently into 2020. Since March 2020, the direct effects of the COVID-19 pandemic, declining sales figures and resulting company-wide cost reduction measures have dominated our business”, summarizes Prof. Dr. Hermann Lübbert, CEO of Biofrontera, “In April 2020, we signed a license agreement with our long-term cooperation partner Maruho Co. Ltd., under which we received a one-time payment of 6 million euros. This partnership allows us to generate long-term revenues at low costs and low business risks in markets that we are unable to access with our own resources. We will continue to focus on the core sales markets, namely the USA and Europe, which are the most significant and already established markets for us. We will continue to work on strengthening the market position of our products Ameluz® and XepiTM in order to be able to successfully exploit the market potential in the already approved as well as in new indications in the long term.”

Clinical development update

In January 2020, Biofrontera reported 12-month follow-up results of the phase III study for the treatment of actinic keratoses on the extremities and trunk/neck with a one-year lesion recurrence rate of 14.1% after Ameluz® treatment, compared to 27.4% after placebo treatment. Based on the results of the study, the European Commission approved the label extension for Ameluz® for the treatment of actinic keratosis on the extremities, trunk and neck in March 2020. At the same time, the European Commission approved the addition of an additional superiority claim compared to European PDT competitors in the Ameluz product information, which explicitly states the lower recurrence rate after daylight PDT with Ameluz® compared to the competitor drug.

In the USA, Biofrontera is working on various initiatives to expand the indications for Ameluz® in order to achieve sustainable growth in the coming years. Biofrontera continues to recruit patients for the US phase III study with Ameluz® for the treatment of superficial basal cell carcinoma (BCC). Due to delays in patient recruitment, the company does not expect to announce study results before 2021. The approval for superficial BCC would significantly expand the market opportunities for Ameluz®, as this approval would allow Ameluz® to differentiate itself significantly from the competing PDT drug. In addition, as requested by the U.S. Food and Drug Administration (FDA), Biofrontera has started a pharmacokinetics study to investigate the safety and efficacy of the use of three tubes of Ameluz®. The study is expected to be completed in the second half of 2020. In connection with the use of Ameluz® on larger areas of the body, Biofrontera is developing the “BF-RhodoLED® XL” lamp and currently expects to submit an application for approval to the FDA in the second half of 2020 despite the COVID-19 crisis.

Biofrontera AG
Hemmelrather Weg 201 | 51377 Leverkusen	Seite 2
Telefon: +49 214 87632-0 | Telefax: +49 214 87632-90
info@biofrontera.com | www.biofrontera.com

Aufsichtsrat: Dr. Ulrich Granzer (Vorsitzender) | Jürgen Baumann (stellv. Vorsitzender)
Vorstand: Prof. Dr. rer. nat. Hermann Lübbert (Vorstandsvorsitzender)
Thomas Schaffer (Finanzvorstand)
Handelsregister Köln, HRB 49717 (AG)
Umsatzsteuer-Ident.-Nr.: DE 812374102

News release

In April 2020, we signed an exclusive licensing agreement with Maruho Co. Ltd. (Maruho), for the commercialization and further development of Ameluz® in all indications in East Asia and Oceania. The agreement has a term of 15 years from the commencement of sales and includes an immediate upfront payment of EUR 6 million as well as milestone payments and royalties of 6% or higher on sales in all countries covered by the agreement. This one-time payment has already been received and is currently helping Biofrontera to ensure the necessary level of liquidity and maintain business operations during the unprecedented crisis.

Financial position

Cash and cash equivalents amounted to EUR 7.8 million as of March 31, 2020 compared to EUR 11.1 million as of December 31, 2019.

To date, the Biofrontera Group has been able to meet its payment obligations at all times. The company’s current level of liquidity is sufficient due to the drawdown of the second tranche of the EIB loan in February 2019 in the amount of EUR 5.0 million as well as the receipt of the EUR 6.0 million down payment from Maruho as part of the licensing agreement signed in April 2020. Biofrontera plans to raise capital during the course of 2020 in order to secure liquidity in the medium and long term and has submitted a corresponding proposal for resolution to the Annual General Meeting to be held on May 28, 2020. While management is currently very positive about the ability to successfully complete this capital measure, this cannot be guaranteed. Should this no longer be possible due to an ongoing crisis caused by the COVID-19 pandemic or any other reason, this would pose a threat to the going-concern status of the Biofrontera Group.

Outlook 2020

Since March 2020, business activities have been directly affected by the effects of the COVID-19 pandemic. During the crisis, chronic diseases such as actinic keratosis were not the main focus of medical attention. As it is currently impossible to foresee how long and how strongly the pandemic will affect the economy and our business, no reliable estimate or more precise quantification of the specific implications for sales and earnings can be made for the 2020 financial year. For this reason, Biofrontera’s ability to forecast is still significantly impaired. Therefore, the company is unable at this point to make any reliable forecasts regarding the course of business in 2020 that go beyond the statements made in the annual report.

Biofrontera AG
Hemmelrather Weg 201 | 51377 Leverkusen	Seite 3
Telefon: +49 214 87632-0 | Telefax: +49 214 87632-90
info@biofrontera.com | www.biofrontera.com

Aufsichtsrat: Dr. Ulrich Granzer (Vorsitzender) | Jürgen Baumann (stellv. Vorsitzender)
Vorstand: Prof. Dr. rer. nat. Hermann Lübbert (Vorstandsvorsitzender)
Thomas Schaffer (Finanzvorstand)
Handelsregister Köln, HRB 49717 (AG)
Umsatzsteuer-Ident.-Nr.: DE 812374102

News release

Conference call

Conference calls for shareholders and interested investors will be held on Wednesday, May 20, 2020, at the following times:

In German, May 20, 2020 at 08:00 am CEST (2:00 am EST)

Dial-in number Germany: +49 69201744220

Conference code: 50182305#

In English, May 20, 2020 at 2:00 pm CEST (8:00 am EST)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 70870259#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

The quarterly report will be available for download on our website at https://www.biofrontera.com/en/investors/financial-reports.

-End-

For enquiries, please contact:

Biofrontera AG

Thomas Schaffer, Chief Financial Officer

+49 (0) 214 87 63 2 0

ir@biofrontera.com

IR UK: Seton Services

Toni Vallen

+44 (0) 207 224 8468

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

Biofrontera AG
Hemmelrather Weg 201 | 51377 Leverkusen	Seite 4
Telefon: +49 214 87632-0 | Telefax: +49 214 87632-90
info@biofrontera.com | www.biofrontera.com

Aufsichtsrat: Dr. Ulrich Granzer (Vorsitzender) | Jürgen Baumann (stellv. Vorsitzender)
Vorstand: Prof. Dr. rer. nat. Hermann Lübbert (Vorstandsvorsitzender)
Thomas Schaffer (Finanzvorstand)
Handelsregister Köln, HRB 49717 (AG)
Umsatzsteuer-Ident.-Nr.: DE 812374102

News release

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Company’s Annual Report on Form 20F and other reports filed by it with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG
Hemmelrather Weg 201 | 51377 Leverkusen	Seite 5
Telefon: +49 214 87632-0 | Telefax: +49 214 87632-90
info@biofrontera.com | www.biofrontera.com

Aufsichtsrat: Dr. Ulrich Granzer (Vorsitzender) | Jürgen Baumann (stellv. Vorsitzender)
Vorstand: Prof. Dr. rer. nat. Hermann Lübbert (Vorstandsvorsitzender)
Thomas Schaffer (Finanzvorstand)
Handelsregister Köln, HRB 49717 (AG)
Umsatzsteuer-Ident.-Nr.: DE 812374102